      As filed with the Securities and Exchange Commission on June 28, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

(Mark One)
[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

For the fiscal year ended December 31, 1999

                OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to
                                ------    ------

Commission file number:  1-11656

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                         GENERAL GROWTH PROPERTIES, INC.
                             110 NORTH WACKER DRIVE
                             CHICAGO, ILLINOIS 60606
                                 (312) 960-5000

                            GENERAL GROWTH MANAGEMENT
                    SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                    CONTENTS



REPORT OF INDEPENDENT ACCOUNTANTS                                             1

FINANCIAL STATEMENTS

         Statements of net assets available for benefits as of
          December 31, 1999 and 1998                                          2

         Statement of changes in net assets available for benefits
          for the year ended December 31, 1999                                3

         Notes to financial statements                                    4 - 7


SUPPLEMENTAL SCHEDULE

         Item 27a - Schedule of assets held for investment
          as of December 31, 1999                                             8






NOTE: SUPPLEMENTAL SCHEDULES REQUIRED BY THE EMPLOYEE RETIREMENT INCOME
      SECURITY ACT OF 1974 NOT INCLUDED HEREIN ARE NOT APPLICABLE TO THE GENERAL GROWTH MANAGEMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP PLAN

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The General Growth Management Savings and Employee Stock Ownership Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP

June 12, 2000
Chicago, Illinois

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998


                                                     DECEMBER 31,
                                           1999                      1998
                                           ----                      ----
Assets:
Investments at fair value (Note 4):     $ 68,083,354              $ 60,239,224
Receivables:
     Employer contribution                 2,868,639                 2,041,510
     Participant contributions               135,271                    84,712
     Dividends                                                         729,303

Participant loans (Note 3)                 1,521,839                 1,002,711

Cash                                               -                 1,158,147
                                        ------------              ------------
     Total assets                       $ 72,609,103              $ 65,255,607

Liabilities:
     Other payable                                 -                   105,396
                                        ------------              ------------
                                                   -                   105,396
                                        ------------              ------------
NET ASSETS AVAILABLE FOR BENEFITS       $ 72,609,103              $ 65,150,211
                                        ============              ============


The accompanying notes are an integral part of these financial statements

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999




Additions:
Investment income:
    Net appreciation in fair
     value of investments (Note 4)                                $ 2,891,502
    Interest and dividends                                          1,406,085
                                                                  -----------
         SUBTOTAL                                                   4,297,587
Contributions:
    Participants                                                    7,030,887
    Employer                                                        2,868,639
    Rollover deposits                                                 531,897
                                                                  -----------
         SUBTOTAL                                                  10,431,423

         TOTAL ADDITIONS                                           14,729,010

Deductions:
    Benefit payments                                                7,241,985
    Administrative expenses                                            28,133
                                                                  -----------
         TOTAL DEDUCTIONS                                           7,270,118

         NET INCREASE IN PLAN ASSETS                                7,458,892

Net assets available for benefits:
    Beginning of year                                              65,150,211
                                                                  -----------
    End of year                                                   $72,609,103
                                                                  ===========


The accompanying notes are an integral part of these financial statements

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF PLAN AND SIGNIFICANT PLAN PROVISIONS

The following description of the General Growth Management Savings and Employee Stock Ownership Plan (the "Plan") provides only general information. For purposes of federal law, General Growth Management, Inc. (the "Company") is the Plan Sponsor and Plan Administrator. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL: CG Trust Company (the "Trustee") replaced Wells Fargo (the "Former Trustee") as the trustee of the Plan effective September 1, 1999. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide additional security for their retirement. The Plan is a defined contribution plan covering all employees of General Growth Management, Inc. (the "Company"), and other participating employers (GGP Limited Partnership, GGP Management, Inc., General Growth Management of California, Inc., General Growth Management of Hawaii, Inc., and GG Management Company, Inc.), who have completed six months of service (a minimum of 500 hours of service) and attained age 21. Certain individuals at locations managed by the Company and participating employers are either (i) employees of companies not owned or controlled by the Company and/or the participating employers or (ii) are covered by other qualified plans and therefore are not eligible for this Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN MERGER: Effective June 18, 1998, the General Growth Employee Stock Ownership Plan (the "ESOP") was merged into and become part of the Plan. Each individual who was a participant in the ESOP on June 17, 1998, became a participant in this Plan on June 18, 1998 and the participant's account is held in the ESOP account under this Plan. Three subaccounts were established under the ESOP account, each containing one third of the total amount transferred to the Plan. The ESOP accounts have a diversification schedule, which expired on January 1, 2000, whereby the participant may elect to invest in the other investment options under the Plan.

CONTRIBUTIONS: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 12% of gross earnings, as defined. The Internal Revenue Code imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 1999, a participant's before-tax contribution was limited to $10,000. The Company will match 100% of the first 4% of earnings contributed each calendar year, and 50% of the next 2% of the participant's earnings contributions.

PARTICIPANT ACCOUNTS: Separate accounts are maintained for each participant, with investment income and losses on contributions credited to that account. Each participant designates which investment option or combination of options in which their contributions and the Company's matching contributions are to be invested. Each participant is credited with employer contributions as defined in the Plan, allocations of Plan earnings, and is charged with administrative expenses, if incurred, on a transaction basis. Allocations of Plan earnings and administrative expenses are based on account balances.

VESTING: Participants are fully vested at all times in all accounts other than the accounts arising from the Company matching contributions contributed by the employer prior to January 1, 1998 and the earnings or losses thereon. The employer matching accounts contributed prior to January 1, 1998 will vest over a six-year period except that all amounts contributed by the employer after January 1, 1998 will be 100% vested. Forfeitures are used first for reinstatements of accounts of re-employed participants. Any remaining forfeiture amounts are applied as credits against future employer matching contributions. In 1999, employer contributions were reduced by $144,951 from forfeited non-vested accounts.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1.  DESCRIPTION OF PLAN AND SIGNIFICANT PLAN PROVISIONS (continued)

TERMINATION: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to plan provisions. Upon a complete or partial termination of the Plan, all accrued benefits of affected participants shall immediately become fully vested.

DISTRIBUTIONS: Upon retirement on or after attaining the Plan's normal retirement age of 60, or upon death or disability, if earlier, or termination of employment in the case of vested benefits, the balances in the participant's separate accounts will be paid in lump sum to the participant, or the participant's beneficiary in event of death. A participant may withdraw contributions by claiming hardship as defined by the Plan. All distributions will be made in cash, unless the Participant elects to receive common stock of General Growth Properties, Inc., a publicly traded real estate investment trust.


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND PARTICIPANT LOANS: Investments are stated at fair value based on published market quotations in an active market. Participant loans and the benefit-responsive investment contract are stated at cost or contract value, which approximates fair value.

INSURANCE POLICIES: Excluded from the Plan's assets as of December 31, 1999 and 1998, are insurance policies purchased by the Plan for the benefit of certain participants. Premiums for these policies are deducted from the participant's balance in whose name the policy is purchased. The insurance company is responsible for any distribution of benefits.

INVESTMENT TRANSACTIONS: The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Investment income in each fund is allocated daily among the participants' balances in each fund.

ADOPTION OF STATEMENT OF POSITION 99-3: The Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The 1999 financial statements reflect the adoption of SOP 99-3. The 1998 financial statements have been presented in a manner to conform with this presentation.

ADMINISTRATIVE EXPENSES: All administrative expenses, other than investment management fees and loan processing and maintenance fees, are paid by the Company.

PAYMENT OF BENEFITS: Benefit payments to participants are recorded upon distribution.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3.  PARTICIPANT LOANS

Participants may borrow against their account, subject to those administrative rules that exist from time to time. The minimum loan that will be made is $1,000 and the total of any individual participant's loan or loans may never exceed 50 percent of the participant's total vested account balance or $50,000 whichever is less. The rate of interest on existing loans at December 31, 1999, ranged from 9.75 to 11.19 percent. The term of a loan may not exceed five years, unless the loan qualifies as a home purchase loan, in which case the term may go up to 20 years. Principal and interest are due each pay period. Participant loans are due and payable immediately upon termination of employment.


NOTE 4.  INVESTMENTS

Participants can choose to invest in increments of 1% in any of the eleven investment options. The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits in either 1999, 1998, or in both years:

                                                      FAIR VALUE
                                                     DECEMBER 31,
                                            1999                      1998
                                        ------------              ------------

Charter Guaranteed Income Fund          $  4,275,582
Charter Large Company Stock
  Growth - Putnam                          5,923,219
Charter Small Company Stock Value I
  Fund - Berger                            7,040,524
Invesco Dynamics                          17,307,216
Janus Worldwide Account                    5,133,927
General Growth Properties, Inc.
  Common Stock                            22,980,863              $ 24,128,193
Norwest Stable Return Fund                                           3,205,159
Putnam Income Fund                                                   2,737,619
Mutual Shares Fund                                                  10,740,789
Acorn Fund                                                           8,640,044
Norwest Short-Term Investment Fund                                   2,817,424
Vanguard Wellington Fund                                             2,309,951
Fidelity Contrafund Fund                                             3,753,028

During 1999, the Plan's investments (net gains and losses on investments bought and sold as well as held during the year) appreciated in value by $2,891,502 as follows:

Mutual Funds, investment in
  collective trusts, registered
  investment companies, net             $ 11,221,369
Common Stock, net                         (8,329,867)
                                        ------------
                                        $  2,891,502
                                        ============

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4.  INVESTMENTS (continued)

The Plan has a benefit-responsive investment contract with the Trustee's Connecticut General Life Insurance Company ("Connecticut General"). Connecticut General maintains the contributions in the Charter Guaranteed Income Fund account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.850% for 1999.


NOTE 5.  INCOME TAX STATUS

The Plan received its latest determination letter on October 14, 1999, applicable for Plan amendments adopted on June 12, 1998, in which the Internal Revenue Service (IRS) stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code, as amended. The Plan was subsequently amended; however, the Plan administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRS. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 6.  RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual finds, investments in collective trusts, interest in registered investment companies and shares of common stock. The investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN


ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT


DECEMBER 31, 1999
                                                                                               FAIR
         DESCRIPTION                         DESCRIPTION OF INVESTMENT                         VALUE
-------------------------------------------------------------------------------------------------------
Connecticut General Life Insurance      Charter Guaranteed Income Fund                     $  4,275,582

Connecticut General Life Insurance      Charter Corporate Bond - CIGNA                        2,113,170

Connecticut General Life Insurance      CIGNA Lifetime 20                                        21,919

Connecticut General Life Insurance      CIGNA Lifetime 30                                        28,922

Connecticut General Life Insurance      CIGNA Lifetime 40                                     2,233,908

Connecticut General Life Insurance      CIGNA Lifetime 50                                        71,554

Connecticut General Life Insurance      CIGNA Lifetime 60                                        92,517

Connecticut General Life Insurance      Charter Large Company Stock Index - CIGNA               251,686

Connecticut General Life Insurance      Charter Large Company Stock Growth - Putnam           5,923,219

Connecticut General Life Insurance      Charter Large Company Stock Value - Levin               349,599

Connecticut General Life Insurance      Charter Large Company Stock Value I Fund - Berger     7,040,524

Connecticut General Life Insurance      Invesco Dynamics                                     17,307,216

Connecticut General Life Insurance      Janus Worldwide Account                               5,133,927

National Financial Services             General Growth Properties, Inc. - Common Stock       22,980,863

National Financial Services             Short Term Money Market Account                             200

Vanguard Fixed Income Securities        Value of Interest in Registered
  Fund GUNMA Portfolio                    Investment Company                                    258,548

Outstanding Participant Loans                                                                 1,521,839
                                                                                           ------------
                                                                                           $ 69,605,193
                                                                                           ============

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN



                                   SIGNATURES



      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 28th day of June, 2000.


                                     GENERAL GROWTH MANAGEMENT SAVINGS
                                     AND EMPLOYEE STOCK OWNERSHIP PLAN



                                     By:  General Growth Management, Inc.,
                                          as Administrator

                                          By: /s/ ROBERT A. MICHAELS
                                          ------------------------------
                                          Robert A. Michaels
                                          Its:  President

GENERAL GROWTH MANAGEMENT SAVINGS
AND EMPLOYEE STOCK OWNERSHIP PLAN



                                  EXHIBIT INDEX


EXHIBIT
   NO.            DESCRIPTION
-------           ------------------------------------

23.1             Consent of PricewaterhouseCoopers LLP